CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	550
Adjustments to reconcile net income to net cash provided by		
Operating activities:		
(Increase) decrease in operating assets:		
Commissions Receivable		128
Increase (decrease) in operating liabilities:		
Commissions payable		(511)
Accounts payable		1,114
Net Cash Provided by Operating Activities		1,281
NET INCREASE IN CASH		1,281
CASH AT BEGINNING OF YEAR		12,503
CASH AT END OF YEAR	$	13,784